NO ACT

DC
PE
4-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045194

Received SEC

MAY 20 2008

Washington, DC 20549

May 20, 2008

Theodore N. Bobby
Executive Vice President
and General Counsel
H.J. Heinz Company
World Headquarters
P.O. Box 57
Pittsburgh, PA 15230-0057

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 5/20/2008

Re: H.J. Heinz Company
Incoming letter dated April 4, 2008

Dear Mr. Bobby:

This is in response to your letters dated April 4, 2008 and May 14, 2008 concerning the shareholder proposal submitted to H.J. Heinz by Kenneth Steiner. We also have received a letter on the proponent's behalf dated May 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
JUN 03 2008
THOMSON REUTERS

Heinz

WORLD HEADQUARTERS

P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057

RECEIVED

2008 APR -7 PM 3:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Theodore N. Bobby
Executive Vice President
and General Counsel

April 4, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that H.J. Heinz Company, a Pennsylvania corporation (the "Company"), intends to omit from the proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and accompanying statement in support (the "Proposal") received from Mr. Kenneth Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- Enclosed six (6) copies of this letter and its attachments;
- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission; and
- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporate Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

39638-4
SEC-00062
04/04/2008

I. THE PROPOSAL

The Proposal is captioned "3-Adopt a Simple Majority Vote" and states: "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law." A copy of the Proposal and supporting statement is attached as Exhibit A.

II. BASIS FOR EXCLUSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will, on May 14, 2008, consider adoption of amendments to the Company's Articles of Incorporation and By-Laws that substantially implement the Proposal (the "Proposed Amendments").

III. ANALYSIS

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management . . ." Exchange Act Release No. 12598 (July 7, 1976). In the 1983 Amendments to the proxy rules, the Commission stated that:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its own purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983).

This position was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), confirming that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Amendments to Rules on Shareholders Proposals*, Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1988).

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Bush Co., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Proposed Amendments Substantially Implement the Proposal

1. <u>Description of Proposed Amendments</u>

Currently the Company's Articles of Incorporation and By-Laws provide for supermajority provisions in two instances: 60% of outstanding shares are necessary to approve an alteration, amendment, or repeal of provisions regarding director and officer indemnification and limitation of director liability, and 80% of outstanding shares are required to approve an alteration, amendment, or repeal of a "fair price" provision designed to protect shareholders from two tier pricing in hostile takeovers. On March 10, 2008, the Corporate Governance Committee of the Company's Board of Directors resolved to recommend to the Board of Directors the adoption of the Proposed Amendments to the Articles of Incorporation and By-Laws which would eliminate these supermajority vote requirements and adopt a simple majority of votes cast standard in each instance. Based upon this recommendation, at its scheduled meeting on May 14, 2008, the Board is expected to (i) adopt the Proposed Amendments, (ii) submit the Proposed Amendments to the shareholders for consideration at the 2008 Annual Meeting of Shareholders, and (iii) recommend that the shareholders vote in favor of the Proposed Amendments. We will supplementally notify the Staff after Board consideration of the Proposed Amendments.

2. <u>Substantial Implementation</u>

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendments to eliminate all supermajority provisions, and represents that it will recommend such amendments be adopted by the shareholders at the next annual meeting. *See NiSource, Inc.* (avail. Mar. 10, 2008); *3M* (avail. Feb. 27, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Company* (avail. Feb. 26, 2007); *Baker Hughes Inc.* (avail. Feb. 20, 2007); *Chevron Corp.* (avail. Feb. 15, 2007); *International Business Machines Corp.* (avail. Jan. 30, 2007); *FedEx Corp.* (avail. June

26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International, Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb. 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in each case, granting no-action relief to a company which intended to omit from its proxy materials a shareholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve necessary amendments and recommend to its shareholders that they approve the amendments at the next shareholders meeting).

In our case, the Proposal requests that the Board take the steps necessary so that each provision in the Company's Articles of Incorporation and By-Laws that currently requires a supermajority vote be reduced to a simple majority vote threshold. As noted above, on May 14, 2008, the Board is expected to act on the Proposed Amendments to the Company's Articles of Incorporation and By-Laws that would eliminate all supermajority vote requirements from the Company's Articles of Incorporation and By-Laws. It would replace these requirements in each instance with a simple majority of votes cast standard. In this regard, the Proposed Amendments substantially implement the Proposal by eliminating all supermajority voting requirements in favor of a simple majority of votes cast standard. Accordingly, for the reasons set forth above, the Company believes that the Proposal may be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

3. Supplemental Notification Following Board Action

We are submitting this no-action request at this time to comply with the timing requirements of Rule 14a-8, and we will supplementally notify the Staff after our Board has considered the Proposed Amendments. As noted above, the Corporate Governance Committee has already considered the Proposed Amendments and resolved to recommend their adoption to the Board on May 14, 2008. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the basis that its board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the Board. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp,* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (in each case, granting relief on the grounds that the board's expected action would substantially implement the shareholder proposal, and the company supplementally notified the Staff that the board had acted).

IV. CONCLUSION

Based upon the foregoing analysis, we believe that the Proposed Amendments, assuming adoption by the Board, substantially implement the Proposal and therefore the Proposal is properly excludable under Rule 14a-8(i)(10). Therefore, we respectfully request that the Staff concur that it will take no action if the Company excludes the

Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions you may have regarding this matter. Additionally, the Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (412) 456-6007. Please acknowledge receipt of this letter by date stamping and returning the enclosed copy of this letter in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Theodore N. Bobby
Executive Vice President & General Counsel

Enclosures
cc: John Chevedden
Kenneth Steiner

39638-4
SEC-00062
04/04/2008

EXHIBIT "A"

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. William R. Johnson
H.J. Heinz Company (HNZ)
600 Grant Street
Pittsburgh PA 15219

Rule 14a-8 Proposal

Dear Mr. Johnson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely, 2/25/08

Kenneth Steiner Date

cc: Rene D. Biedzinski
Corporate Secretary
PH: 412 456-5700
PH: 412-456-5771
FX: 412 456-6015
Fax: 412 456-6128
FX: 412-456-7868

[HNZ: Rule 14a-8 Proposal, March 3, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The merits of this proposed improvement, simple majority vote, should also be considered in the context our company's overall corporate governance structure and individual director performance which also shows great opportunity for improvement. For instance in 2008 the following structure and performance issues were identified:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special shareholder meeting.
  3) Act by written consent.
  Plus we had no Independent Chairman or Lead Director.
- These topics represent issues which other shareholders could positively address with shareholder proposals in 2009.

- Mr. Coleman (our 10-year director) was designated a "problem director" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, due to his past involvement with the Owens Corning board, which filed Chapter 11 Bankruptcy. Mr. Coleman also served on 4 of our board committees.
- Mr. Peltz was designated as "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that accelerated the vesting of stock in order to avoid recognizing the related expense.
- Our directors still had a $1 million director donation program – Conflict of interest concern.
- Our directors also served on boards rated D by the Corporate Library:

1) Mr. Coleman	Avis Budget (CAR)	D-rated
	Omnicom (OMC)	D-rated
	Electronic Arts (ERTS)	D-rated
	Churchill Downs (CHDN)	D-rated
2) Mr. O'Hare	AGL Resources (ATG)	D-rated
3) Mr. Peltz	Triarc Companies (TRY)	D-rated
4) Ms. Holiday	Hess Corp. (HES)	D-rated
	White Mountains Insurance (WMT)	D-rated

Plus these above directors from D-rated boards held 7 seats on our most important board committees.

- Three directors held 4 or 5 board seats – Over commitment concern:
  Mr. Coleman
  Mr. Usher
  Ms. Holiday

The above concerns show there is a great opportunity for improvement, beginning with this proposal, and reinforces the reason to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –

Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Heinz
WORLD HEADQUARTERS
P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057

Law Department

RECEIVED
2008 MAY 15 AM 11:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 14, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Will Hines

Re: Supplemental Letter Regarding Shareholder Proposal of Mr. Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Dear Mr. Hines:

On April 4, 2008, H. J. Heinz Company, a Pennsylvania corporation (the "Company"), submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from the proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and accompanying statement in support (the "Proposal") received from Mr. Kenneth Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent"). The Proposal requests that the Company's Board of Directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law." A copy of the No-Action Request, including the Proposal text, is attached as Exhibit A.

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") would be considering adoption of amendments to the Company's Articles of Incorporation and By-Laws that substantially implement the Proposal (the "Proposed Amendments"). The Proposed Amendments would specifically amend Article VII and Article VIII, Section 10, of the Company's By-Laws, as well as Article 6, Sections I and II, and Articles 7.1 and 7.6 of the Company's Amended and Restated Articles of Incorporation, to eliminate all supermajority voting provisions and adopt a majority of votes cast standard in each instance.

We write supplementally to confirm that, at a meeting held on May 14, 2008, the Board of Directors adopted a resolution:

(1) approving the Proposed Amendments;
(2) approving the submission of the Proposed Amendments to the Shareholders of the Company at the 2008 Annual Meeting of Shareholders; and
(3) recommending to the Shareholders that the Proposed Amendments be adopted.

ANALYSIS

As discussed in more detail in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management . . ." Exchange Act Release No. 12598 (July 7, 1976). In the 1983 Amendments to the proxy rules, the Commission "proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer'." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983).

This position was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), confirming that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Amendments to Rules on Shareholders Proposals*, Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1988).

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Bush Co., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

Currently, the Company's Articles of Incorporation and By-Laws provide for supermajority provisions in two instances: 60% of outstanding shares are necessary to approve an alteration, amendment, or repeal of provisions regarding director and officer indemnification and limitation of director liability, and 80% of outstanding shares are required to approve an alteration, amendment, or repeal of a "fair price" provision. On March 10, 2008, the Corporate Governance Committee of the Board of Directors resolved to recommend to the Board the adoption of the Proposed Amendments to eliminate these supermajority vote requirements and adopt a simple majority of votes cast standard in each instance. Based upon this recommendation, on May 14, 2008, the Board of Directors (i) adopted the Proposed Amendments, (ii) resolved to submit the Proposed Amendments to the shareholders for consideration at the 2008 Annual Meeting of Shareholders, and (iii) resolved to recommend that the shareholders vote in favor of the Proposed Amendments.

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendments to eliminate all supermajority provisions, and represents that it will recommend such amendments be adopted by the shareholders at the next annual meeting. *See NiSource, Inc.* (avail. Mar. 10, 2008); *3M* (avail. Feb. 27, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Company* (avail. Feb. 26, 2007); *Baker Hughes Inc.* (avail. Feb. 20, 2007); *Chevron Corp.* (avail. Feb. 15, 2007); *International Business Machines Corp.* (avail. Jan. 30, 2007); *FedEx Corp.* (avail. June 26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International, Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb. 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in each case, granting no-action relief to a company which intended to omit from its proxy materials a shareholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve necessary amendments and recommend to its shareholders that they approve the amendments at the next shareholders meeting).

In our case, the Proposal requests that the Board take the steps necessary so that each provision in the Company's Articles of Incorporation and By-Laws that currently requires a supermajority vote be reduced to a simple majority vote threshold. As noted above, on May 14, 2008, the Board approved the Proposed Amendments to the Company's Articles of Incorporation and By-Laws that would eliminate all supermajority vote requirements from the Company's Articles of Incorporation and By-Laws and would replace these requirements in each instance with a simple majority of votes cast standard. In this regard, the Proposed Amendments substantially implement the Proposal by eliminating all supermajority voting requirements in favor of a simple majority of votes cast standard. Accordingly, for the reasons set forth above, the Company believes that the Proposal may be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

We submitted the No-Action Request on April 4, 2008, to comply with the timing requirements of Rule 14a-8, and are writing to supplementally notify the Staff that our Board has considered and acted upon the Proposed Amendments. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the basis that its board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the Board. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp*, (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (in each case, granting relief on the grounds that the board's expected action would substantially implement the shareholder proposal, and the company supplementally notified the Staff that the board had acted).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Material for the reasons set forth above. Additionally, we reiterate that we believe that the Proposed Amendments, which have been adopted by the Board, substantially implement the Proposal and therefore the Proposal is properly excludable under Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions you may have regarding this matter.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this supplemental letter that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (412) 456-6007. Please acknowledge receipt of this letter by date stamping and returning the enclosed copy of this letter in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Theodore N. Bobby
Executive Vice President & General Counsel

Enclosures
cc: John Chevedden
Kenneth Steiner

40447-2
SEC-00062
05/14/2008

WORLD HEADQUARTERS
P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057

Theodore N. Bobby
Executive Vice President
and General Counsel

RECEIVED
2008 APR -7 PM 3:22

April 4, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that H.J. Heinz Company, a Pennsylvania corporation (the "Company"), intends to omit from the proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and accompanying statement in support (the "Proposal") received from Mr. Kenneth Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- Enclosed six (6) copies of this letter and its attachments;
- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission; and
- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporate Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

39638-4
SEC-00062
04/04/2008

I. THE PROPOSAL

The Proposal is captioned "3-Adopt a Simple Majority Vote" and states: "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law." A copy of the Proposal and supporting statement is attached as Exhibit A.

II. BASIS FOR EXCLUSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board") will, on May 14, 2008, consider adoption of amendments to the Company's Articles of Incorporation and By-Laws that substantially implement the Proposal (the "Proposed Amendments").

III. ANALYSIS

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management . . ." Exchange Act Release No. 12598 (July 7, 1976). In the 1983 Amendments to the proxy rules, the Commission stated that:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its own purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983).

This position was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), confirming that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Amendments to Rules on Shareholders Proposals*, Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1988).

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Bush Co., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

B. The Proposed Amendments Substantially Implement the Proposal

1. <u>Description of Proposed Amendments</u>

Currently the Company's Articles of Incorporation and By-Laws provide for supermajority provisions in two instances: 60% of outstanding shares are necessary to approve an alteration, amendment, or repeal of provisions regarding director and officer indemnification and limitation of director liability, and 80% of outstanding shares are required to approve an alteration, amendment, or repeal of a "fair price" provision designed to protect shareholders from two tier pricing in hostile takeovers. On March 10, 2008, the Corporate Governance Committee of the Company's Board of Directors resolved to recommend to the Board of Directors the adoption of the Proposed Amendments to the Articles of Incorporation and By-Laws which would eliminate these supermajority vote requirements and adopt a simple majority of votes cast standard in each instance. Based upon this recommendation, at its scheduled meeting on May 14, 2008, the Board is expected to (i) adopt the Proposed Amendments, (ii) submit the Proposed Amendments to the shareholders for consideration at the 2008 Annual Meeting of Shareholders, and (iii) recommend that the shareholders vote in favor of the Proposed Amendments. We will supplementally notify the Staff after Board consideration of the Proposed Amendments.

2. <u>Substantial Implementation</u>

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendments to eliminate all supermajority provisions, and represents that it will recommend such amendments be adopted by the shareholders at the next annual meeting. *See NiSource, Inc.* (avail. Mar. 10, 2008); *3M* (avail. Feb. 27, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *The Dow Chemical Company* (avail. Feb. 26, 2007); *Baker Hughes Inc.* (avail. Feb. 20, 2007); *Chevron Corp.* (avail. Feb. 15, 2007); *International Business Machines Corp.* (avail. Jan. 30, 2007); *FedEx Corp.* (avail. June

26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International, Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb. 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in each case, granting no-action relief to a company which intended to omit from its proxy materials a shareholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve necessary amendments and recommend to its shareholders that they approve the amendments at the next shareholders meeting).

In our case, the Proposal requests that the Board take the steps necessary so that each provision in the Company's Articles of Incorporation and By-Laws that currently requires a supermajority vote be reduced to a simple majority vote threshold. As noted above, on May 14, 2008, the Board is expected to act on the Proposed Amendments to the Company's Articles of Incorporation and By-Laws that would eliminate all supermajority vote requirements from the Company's Articles of Incorporation and By-Laws. It would replace these requirements in each instance with a simple majority of votes cast standard. In this regard, the Proposed Amendments substantially implement the Proposal by eliminating all supermajority voting requirements in favor of a simple majority of votes cast standard. Accordingly, for the reasons set forth above, the Company believes that the Proposal may be excluded from the Company's 2008 Proxy Materials under Rule 14a-8(i)(10).

3. Supplemental Notification Following Board Action

We are submitting this no-action request at this time to comply with the timing requirements of Rule 14a-8, and we will supplementally notify the Staff after our Board has considered the Proposed Amendments. As noted above, the Corporate Governance Committee has already considered the Proposed Amendments and resolved to recommend their adoption to the Board on May 14, 2008. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the basis that its board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the Board. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp,* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (in each case, granting relief on the grounds that the board's expected action would substantially implement the shareholder proposal, and the company supplementally notified the Staff that the board had acted).

IV. CONCLUSION

Based upon the foregoing analysis, we believe that the Proposed Amendments, assuming adoption by the Board, substantially implement the Proposal and therefore the Proposal is properly excludable under Rule 14a-8(i)(10). Therefore, we respectfully request that the Staff concur that it will take no action if the Company excludes the

Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions you may have regarding this matter. Additionally, the Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (412) 456-6007. Please acknowledge receipt of this letter by date stamping and returning the enclosed copy of this letter in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Theodore N. Bobby
Executive Vice President & General Counsel

Enclosures
cc: John Chevedden
Kenneth Steiner

39638-4
SEC-00062
04/04/2008

EXHIBIT "A"

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. William R. Johnson
H.J. Heinz Company (HNZ)
600 Grant Street
Pittsburgh PA 15219

Rule 14a-8 Proposal

Dear Mr. Johnson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — Date: 2/25/08

cc: Rene D. Biedzinski
Corporate Secretary
PH: 412 456-5700
PH: 412-456-5771
FX: 412 456-6015
Fax: 412 456-6128
FX: 412-456-7868

[HNZ: Rule 14a-8 Proposal, March 3, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law.

Currently a 1%-minority can still frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The merits of this proposed improvement, simple majority vote, should also be considered in the context our company's overall corporate governance structure and individual director performance which also shows great opportunity for improvement. For instance in 2008 the following structure and performance issues were identified:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special shareholder meeting.
  3) Act by written consent.

  Plus we had no Independent Chairman or Lead Director.
- These topics represent issues which other shareholders could positively address with shareholder proposals in 2009.

- Mr. Coleman (our 10-year director) was designated a "problem director" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, due to his past involvement with the Owens Corning board, which filed Chapter 11 Bankruptcy. Mr. Coleman also served on 4 of our board committees.
- Mr. Peltz was designated as "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that accelerated the vesting of stock in order to avoid recognizing the related expense.
- Our directors still had a $1 million director donation program – Conflict of interest concern.
- Our directors also served on boards rated D by the Corporate Library:

1) Mr. Coleman	Avis Budget (CAR)	D-rated
	Omnicom (OMC)	D-rated
	Electronic Arts (ERTS)	D-rated
	Churchill Downs (CHDN)	D-rated
2) Mr. O'Hare	AGL Resources (ATG)	D-rated
3) Mr. Peltz	Triarc Companies (TRY)	D-rated
4) Ms. Holiday	Hess Corp. (HES)	D-rated
	White Mountains Insurance (WMT)	D-rated

Plus these above directors from D-rated boards held 7 seats on our most important board committees.

- Three directors held 4 or 5 board seats – Over commitment concern:
  Mr. Coleman
  Mr. Usher
  Ms. Holiday

The above concerns show there is a great opportunity for improvement, beginning with this proposal, and reinforces the reason to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

May 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 H.J. Heinz Company (HNZ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company April 4, 2008 no action request, supplemented May 14, 2008. In spite of the fact that the company took 40-days for its supplement, the company supplement is still incomplete to support its request to the Staff – even by the company's own standard.

The company May 14, 2008 supplement sets the standard needed for its request to the Staff as (emphasis added): "When a company can demonstrate that it has already taken actions to address *each element* of a shareholder proposal, the Staff has concurred that the proposal has been 'substantially implemented' and my be excluded."

Yet in the paragraph following this company announced standard, the company fails to meet its own standard. The company cites "supermajority provisions in two instances ..." However the company could later admit or claim that consistent with its incomplete text that the company has in fact 3 or more super majority provisions because 3 or more provisions would automatically include at least the 2 announced provisions.

Thus the company has not addressed "each element of a shareholder proposal" because the shareholder proposal addressed "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote" in the rule 14a-8 resolved statement (emphasis added):
"RESOLVED, Shareholders request that our board take the steps necessary so that *each shareholder voting requirement in our charter and bylaws*, that calls for a greater than simple majority vote, be changed to a simple majority vote requirement in compliance with applicable law."

From the vague company supplement there is no way to determine whether "each shareholder voting requirement" is addressed.

For these reasons it is respectfully submitted that the company is incomplete in supporting its request to the Staff. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Theodore Bobby <Theodore.Bobby@us.hjheinz.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H.J. Heinz Company
Incoming letter dated April 4, 2008

The proposal requests that the board to take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a simple majority vote requirement.

There appears to be some basis for your view that H.J. Heinz may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that H.J. Heinz will provide shareholders at H.J. Heinz's 2008 Annual Meeting with an opportunity to approve amendments to H.J. Heinz's Articles of Incorporation and By-laws that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if H.J. Heinz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

William A. Hines
Special Counsel

END